

03054935

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24914

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBSI Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1550 S. Tech Lane
(No. and Street)

Meridian (City) ID (State) 83642 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas L. Swenson (208) 955-9800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sielaff, Martin M., CPA
(Name – *if individual, state last, first, middle name*)

2123 Vista Ave. (Address) Boise, (City) Idaho (State) 83705 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Douglas Swenson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DBSI Securities Corporation, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title


KRISTEN ADAMSON
NOTARY
PUBLIC
STATE OF IDAHO

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Regulation Application

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Part IIA 17a-5(a) Quarterly December 2002

Submitted

User Id: SwensonD DBSI SECURITIES CORPORATION Firm Id: 11687

COVER

Cover
Assets
Liabilities
Income
Exemptive Provision
Net Capital
Scheduled Withdrawals
Statement of Changes

Select a filing method: Basic (selected) Alternate [0011]

Name of Broker Dealer: DBSI SECURITIES CORPORATION [0013]

SEC File Number: 8- 24914 [0014]

Address of Principal Place of Business: 1550 S. TECH LN. [0020]

MERIDIAN [0021] ID [0022] 83642 [0023]

Firm ID: 11687 [0015]

For Period Beginning 10/01/2002 [0024] And Ending 12/31/2002 [0025]

Name and telephone number of person to contact in regard to this report:

Name: DOUGLAS L. SWENSON, PRESIDENT [0030] Phone: (208)955-9800 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes [0040] No (selected) [0041]

Check here if respondent is filing an audited report ☐ [0042]

Next Section

[Cover] [Assets] [Liabilities] [Income] [Exemptive Provisions] [Net Capital] [Scheduled Withdrawals] [Statement of Changes] [Close Form] [Download] [Print Preview] [Help]

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA Quarterly 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic (selected) Alternate [0011]

Name of Broker Dealer: DBSI SECURITIES CORPORATION [0013]

SEC File Number: 8- 24914 [0014]

Address of Principal Place of Business: 1550 S. TECH LN. [0020]

MERIDIAN [0021] ID [0022] 83642 [0023]

Firm ID: 11687 [0015]

For Period Beginning 10/01/2002 [0024] And Ending 12/31/2002 [0025]

Name and telephone number of person to contact in regard to this report:

Name: DOUGLAS L. SWENSON, PRESIDENT [0030] Phone: (208)955-9800 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes [0040] No (selected) [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ◯ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	7,867 [0200]		7,867 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities [0170]			
	B. Other securities			

8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11.	Other assets	[0535]	[0735]	0 [0930]
12.	**TOTAL ASSETS**	7,867 [0540]	0 [0740]	7,867 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	0 [1560]
	B. Other	[1115]	[1305]	0 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	20 [1205]	[1385]	20 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	0 [1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value:		[1410]	0 [1720]
	from outsiders [0990]			
	C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
	1. from outsiders [1000]			
	2. Includes equity subordination (15c3-1(d)) of [1010]			
	D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
	E. Accounts and other			

	borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	20 [1230]	0 [1450]	20 [1760]

Ownership Equity

			Total
21.	Sole proprietorship		[1770]
22.	Partnership (limited partners ______ [1020])		[1780]
23.	Corporations:		
	A.	Preferred stock	[1791]
	B.	Common stock	3,263 [1792]
	C.	Additional paid-in capital	12,990 [1793]
	D.	Retained earnings	10,394 [1794]
	E.	Total	26,647 [1795]
	F.	Less capital stock in treasury	-18,800 [1796]
24.	TOTAL OWNERSHIP EQUITY		7,847 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY		7,867 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2002 [3932] Period Ending 12/31/2002 [3933] Number of months 3 [3931]

REVENUE

1.		Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange		[3935]
	b.	Commissions on listed option transactions		[3938]
	c.	All other securities commissions		[3939]
	d.	Total securities commissions	0	[3940]
2.		Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange		[3945]
	b.	From all other trading		[3949]
	c.	Total gain (loss)	0	[3950]
3.		Gains or losses on firm securities investment accounts		[3952]
4.		Profit (loss) from underwriting and selling groups		[3955]
5.		Revenue from sale of investment company shares		[3970]
6.		Commodities revenue		[3990]
7.		Fees for account supervision, investment advisory and administrative services		[3975]
8.		Other revenue	1,000	[3995]
9.		Total revenue	1,000	[4030]

EXPENSES

10.		Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.		Other employee compensation and benefits		[4115]
12.		Commissions paid to other broker-dealers		[4140]
13.		Interest expense		[4075]
	a.	Includes interest on accounts subject to subordination agreements [4070]		
14.		Regulatory fees and expenses	2,123	[4195]
15.		Other expenses		[4100]
16.		Total expenses	2,123	[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)	-1,123	[4210]
18.	Provision for Federal Income taxes (for parent only)		

			[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-1,123 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-1,123 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ____ [4335A]	____ [4335A2]	____ [4335B]
8- ____ [4335C]	____ [4335C2]	____ [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			7,847 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			7,847 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			7,847 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		0 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. *Commodity futures contracts and spot* commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	0 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			7,847 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment securities:			
	1. Exempted securities		[3735]	
	2. Debt securities		[3733]	
	3. Options		[3730]	
	4. Other securities		[3734]	
	D. Undue Concentration		[3650]	
	E. Other (List)			

	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			7,847 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	1 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	2,847 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	7,845 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			20 [3790]
17.	Add:			
	A. Drafts for immediate credit		[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
	C. Other unrecorded amounts(List)			
		[3820A]	[3820B]	
		[3820C]	[3820D]	
		[3820E]	[3820F]	
			0 [3820]	0 [3830]
19.	Total aggregate indebtedness			20 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		%	0 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			8,970 [4240]
	A.	Net income (loss)		-1,123 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			7,847 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

Regulation Application

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Schedule I
December
2002

Submitted

User Id: SwensonD DBSI SECURITIES CORPORATION Firm Id: 11687

SCHEDULE I

Report for period beginning 01/01/2002 [8005] and ending 12/31/2002 [8006]

Schedule I

SEC File Number: 24914 [8011]

Firm ID: 11687

1. Name of Broker Dealer: DBSI SECURITIES CORPORATION [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name:		Phone:	
	[8053]		[8057]
Name:		Phone:	
	[8054]		[8058]
Name:		Phone:	
	[8055]		[8059]
Name:		Phone:	
	[8056]		[8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers: Yes ○ No ◉ [8073]

4. Respondent is registered as a specialist on a national securities exchange: Yes ○ No ◉ [8074]

5. Respondent makes markets in the following securities:
   - (a) equity securities Yes ○ No ◉ [8075]
   - (b) municipals Yes ○ No ◉ [8076]
   - (c) other debt instruments Yes ○ No ◉ [8077]

6. Respondent is registered solely as a municipal bond dealer: Yes ○ No ◉ [8078]

7. Respondent is an insurance company or an affiliate of an insurance company: Yes ○ No ◉ [8079]

8. Respondent carries its own public accounts: Yes ○ No ◉ [8084]

9. Respondent's total number of public customer accounts:

   (carrying firms filing X-17A-5 Part II only)

   (a) Public customer accounts ____________ [8080]

(b) Omnibus accounts [8081]

10. Respondent clears its public customer and/or proprietary accounts: Yes ○ No ◉ [8085]

11. Respondent clears its public customer accounts in the following manner:

(a)	Direct Mail (New York Stock Exchange Members Only)	☐	[8086]
(b)	Self Clearing	☐	[8087]
(c)	Omnibus	☐	[8088]
(d)	Introducing	☐	[8089]
(e)	Other	☐	[8090]
(f)	Not Applicable	☑	[8091]

12.

(a) Respondent maintains membership(s) on national securities exchange(s): Yes ○ No ◉ [8100]

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(1)	American	☐	[8120]
(2)	Boston	☐	[8121]
(3)	CBOE	☐	[8122]
(4)	Midwest	☐	[8123]
(5)	New York	☐	[8124]
(6)	Philadelphia	☐	[8125]
(7)	Pacific Coast	☐	[8126]
(8)	Other	☐	[8129]

13. Employees:

(a)	Number of full-time employees	1	[8101]
(b)	Number of full-time employees registered representatives employed by respondent included in 13(a)	1	[8102]

14. Number of NASDAQ stocks respondent makes market — 0 [8103]

15. Total number of underwriting syndicates respondent was a member — 0 [8104]

16. Number of respondent's public customer transactions:

Actual ○ Estimate ○

(a)	equity securities transactions effected on a national securities exchange		[8107]
(b)	equity securities transactions effected other than on a national securities exchange		[8108]
(c)	commodity, bond, option, and other transactions effected on or off a national securities exchange		[8109]

17. Respondent is a member of the Securities Investor Protection Corporation Yes ◉ No ○ [8111]

18.	Number of branch officies operated by respondent		0 [8112]
19. (a)	Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank	Yes ○ No ◉	[8130]
(b)	Name of parent or affiliate		[8131]
(c)	Type of institution		[8132]
20.	Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank	Yes ○ No ◉	[8113]
21. (a)	Respondent is a subsidiary of a registered broker-dealer	Yes ○ No ◉	[8114]
(b)	Name of parent		[8116]
22.	Respondent is a subsidiary of a parent which is not a registered broker or dealer	Yes ○ No ◉	[8115]
23.	Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations:	Yes ○ No ◉	[8117]

*** Required in any Schedule I filed for the calender year 1978 and succeeding years.**

24.	Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period	[8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income	0 [8151]

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DBSI Securities Corporation

FINANCIAL REPORT

December 31, 2002

Martin M.
Sielaff
C.P.A.

CERTIFIED
PUBLIC
ACCOUNTANTS

Independent Auditor's Report

Board of Directors
DBSI Securities Corporation

In planning and performing our audit of the financial statements of DBSI Securities Corporation for the year ended December 31, 2002, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by DBSI Securities Corporation that we considered relevant to the objectives stated in rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3.

The management of the company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2128 VISTA AVENUE • BOISE, IDAHO 83705 • TELEPHONE (208) 343-8982 • FAX (208)342-8065

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of DBSI Securities Corporation taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.



Martin M. Sielaff, CPA

Boise, Idaho
February 12, 2003

Martin M.
Sielaff
C.P.A.

SC

CERTIFIED
PUBLIC
ACCOUNTANTS

Independent Auditor's Report

Board of Directors
DBSI Securities Corporation

We have audited the accompanying statement of financial condition of DBSI Securities Corporation as of December 31, 2002, and the related statements of income, and changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express our opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DBSI Securities Corporation as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Report is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Martin M. Sielaff, CPA

February 12, 2003

2128 VISTA AVENUE • BOISE, IDAHO 83705 • TELEPHONE (208) 343-8982 • FAX (208)342-8065

DBSI Securities Corporation
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS		
CURRENT ASSETS		
Cash	$ 7,867	
TOTAL CURRENT ASSETS		$ 7,867
TOTAL ASSETS		$ 7,867
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accrued State Income Tax Payable		$ 20
TOTAL CURRENT LIABILITIES		20
STOCKHOLDERS' EQUITY		
Common Stock, $1.00 par value, 5,000 shares authorized and 3,263 shares issued	3,263	
Additional Paid in Capital	12,990	
Retained Earnings	10,394	
Less Treasury Stock	(18,800)	
TOTAL STOCKHOLDERS' EQUITY		7,847
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 7,867

See Accompanying Notes to Financial Statements.

DBSI Securities Corporation
STATEMENT OF INCOME
Year Ended December 31, 2002

REVENUES	
Miscellaneous Income	$ 6,197
	6,197
EXPENSES	
Professional Services	1,893
Office	787
Licenses & Dues	3,077
	5,757
INCOME BEFORE INCOME TAXES	440
Income Taxes-State	20
NET INCOME	$ 420

See Accompanying Notes to Financial Statements.

DBSI Securities Corporation
STATEMENT OF CHANGES IN STOCKHOLDERS'EQUITY
Year ended December 31, 2002

	Common Stock	Additional Paid in Capital	Retained Earnings	Treasury Stock	Total
Balance Dec. 31, 2001	$3,263	$12,990	$ 9,974	$(18,800)	$ 7,427
Net Income 12/31/2002			420		420
Balance Dec. 31, 2001	$3,263	$12,990	$10,394	$(18,800)	$ 7,847

See Accompanying Notes to Financial Statements.

DBSI Securities Corporation
STATEMENT OF CASH FLOWS
Year ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 420
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease in Accounts Receivable	1,000
Decrease in Accounts Payable	(673)
NET CASH FROM OPERATING ACTIVITIES	747
NET INCREASE IN CASH AND CASH EQUIVALENTS	747
CASH AND CASH EQUIVALENTS AT 12-31-01	7,120
CASH AND CASH EQUIVALENTS AT 12-31-02	$ 7,867

See Accompanying Notes to Financial Statements.

DBSI Securities Corporation
NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2002

Note A. Nature of Organization and Operations

The corporation was designed for direct marketing of commonly held companies.

Income Recognition

The Focus reports, books, and records of DBSI Securities Corporation are maintained on the accrual basis (for financial reporting according to generally accepted accounting principles.)

Income Tax Status

DBSI Securities Corporation, with the consent of its stockholders, has elected to have its income for the year ended December 31, 2002 taxed under section 1372 of the Internal Revenue code and a similar section of the state income tax law, which provide that, in lieu of corporation income taxes, the stockholders are taxed on their proportionate shares of the company's taxable income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note B. Statement of Changes in Liabilities Subordinated to Claims of General Creditors

As of December 31, 2002, DBSI Securities Corporation did not have any subordinated liabilities, therefore, a Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been included in this financial report.

Note C. Procedures Followed for Safeguarding Securities

Due to the nature of the practice of DBSI Securities Corporation, the corporation does not hold funds or securities of customers. Since DBSI Securities Corporation does not receive funds or securities, a review of procedures for safeguarding securities was not included within the scope of this audit under Rule 15C3-3.

DBSI Securities Corporation
NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2002

Note D. Material Inadequacies

Audit procedures did not disclose any material inadequacies in DBSI Securities Corporation's Financial Report as of December 31, 2002.

Note E. Treasury Stock

Treasury Stock is shown at cost and at December 31, 2002 consists of 2,039 shares of common stock.

Note F. Related Party Transactions

DBSI Realty Corporation a commonly held company provides office space and record keeping to DBSI Securities. All income comes from related parties.

Note G. Net Capital Requirements

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002 the Company had a net capital of $7,847 and net capital requirements of $5,000. The Corporation does not have any custodian accounts or investor funds held.

Note H. Reconciliation Net Capital

There are no material differences in the net capital.